February 6, 2025

James W. Barge
Chief Financial Officer
Lions Gate Entertainment Corp.
250 Howe Street, 20th Floor
Vancouver, British Columbia V6C 3R8

Adrian Kuzycz
Chief Executive Officer
Lionsgate Studios Holding Corp.
250 Howe Street, 20th Floor
Vancouver, British Columbia V6C 3R8

       Re: Lions Gate Entertainment Corp.
           Amendment No. 3 to Registration Statement on Form S-4
           Filed January 27, 2025
           File No. 333-282630
Dear James W. Barge and Adrian Kuzycz:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 14, 2025 letter.

Amendment No. 3 to Registration Statement on Form S-4 Filed January 27, 2025 Court Approval of the Arrangement, page 150

1. We note your disclosure that the "BC Court may approve the Arrangement in any manner the BC Court may direct, subject to compliance with any terms and conditions, if any, as the BC Court deems fit." Clarify whether the BC
Court may
       make changes to the Arrangement.
 February 6, 2025
Page 2

Arrangement Agreement, page 473

2. We note comment 28 in our comment letter dated November 13, 2024, to which you responded that you would "provide responsive disclosures regarding the terms of the anticipated relationship between the related parties following the Transactions in a subsequent amendment to the Registration Statement prior to requesting acceleration of the effectiveness..." Accordingly, we reissue our comment. For each description of the agreements to be entered into to effectuate the transactions, please revise to describe and quantify, as applicable, any revenue sharing percentages, commissions, fees, costs, lump sum payments, etc. and material terms of the anticipated relationship between the related parties following the separation and distribution. Refer to Item 404 of Regulation S-K.
Material U.S. Federal Income Tax Consequences of the Transactions for Lionsgate Shareholders, page 481

3. We note your revised disclosure regarding certain material U.S. tax consequences of the Transactions for Lionsgate Shareholders. Throughout your filing, for example on pages xxxvi and 24, we note your statements regarding your expectations regarding tax-free treatment or no gain or loss with respect to U.S. federal income tax purposes.
       Please revise your disclosure and provide a tax opinion with respect to the portions of the transaction that you have stated you expect will be tax-free. If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences of the transaction, counsel
       may issue a    should    or    more likely than not    opinion to make
clear that the opinion
       is subject to a degree of uncertainty. In such cases, counsel should explain clearly why
       it cannot give a    will    opinion. Refer to Item 4(a)(6) of Form S-4
and Staff Legal
       Bulletin No. 19.
Material Canadian Federal Income Tax Consequences of the Transactions For Lionsgate
Shareholders, page 488

4. We note your opinions regarding the tax consequences presented here and in the section titled "Material Canadian Federal Income Tax Consequences of the Transactions for LG Studios Shareholders," including a number of opinions where
       you note that holders will not realize capital gains or loss or should expect certain transactions to be tax free. Please revise to file either a short form or long form tax opinion reflecting such opinions. Item 4(a)(6) of Form S-4 and Staff Legal Bulletin
       No. 19.
Description of New Lionsgate Material Indebtedness and Film Related Obligations, page 502

5. We note your disclosure here and in the section titled "Description of Starz Material
       Indebtedness." Please revise to include a Q&A that summarizes the material indebtedness for each entity, including any current expectations to enter into new agreements. Consider including a chart that illustrates the current and expected indebtedness of each of the New Lionsgate and Starz. Please revise to include related risk factor disclosure.
 February 6, 2025
Page 3

       Please contact Robert Shapiro at 202-551-3273 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Taylor Beech at 202-551-4515 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Mark A. Stagliano